UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:     June 3, 2016

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 14th Fiscal Year

April 1, 2015 to March 31, 2016

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 14th Fiscal Year

(April 1, 2015 to March 31, 2016)

1.   Matters Regarding the Current Conditions of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During fiscal 2015 (fiscal year ended March 31, 2016), the growth of emerging economies decelerated due to the economic slowdown in China and lower commodity prices. However, developed countries continued to recover moderately, centered on the U.S. which saw higher household spending supported by steady employment. The Japanese economy also continued to recover moderately. Although exports and production were flat due to the slowdown in emerging economies, corporate capital spending started to recover on the back of healthy corporate profits, and consumer spending was firm supported by an improvement in employment and income environment.

In the Japanese financial and capital markets, interest rates were low and steady until the Bank of Japan (BOJ) introduced its negative interest rate policy in February 2016, and interest rates fell into the minus territory by the end of fiscal 2015 – around minus 0.005% for short-term rates and around minus 0.1% for long-term rates. The Nikkei stock average rose from 19,000 yen mark at the end of fiscal 2014, to nearly 21,000 yen towards the summer as corporate earnings improved, among other factors. However, triggered mainly by the plunge in stock prices in China in August, the Nikkei stock average trended down and fell to 16,000 yen mark at the end of fiscal 2015. The exchange rate hovered around 120 yen to the U.S dollar mainly due to the BOJ’s quantitative and qualitative easing. However, the yen was purchased as a relatively safe currency on concerns about the economic slowdown in China and plunging commodity prices, and appreciated to around 112 yen by the end of fiscal 2015.

Under such circumstances, the final standards for the adequacy of the loss-absorbing capacity of global systemically important banks (G-SIBs) were announced in November 2015. In Japan, the Tokyo Stock Exchange, Inc. started applying the “Corporate Governance Code” in June 2015 to listed companies, thereby accelerating the movement toward the reinforcement and enhancement of corporate governance. Also, the “Bill for the Partial Revision of the Banking Act, etc., to Address Advances in Information Technology and Other Changes” was submitted to the Diet in March 2016 in response to changes in the environment surrounding the financial industry.

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), conducting mainly commercial banking and other financial services, including leasing, securities, and consumer finance, have been working under a medium-term management plan for the three fiscal years from April 1, 2014 to March 31, 2017.

Our basic policy for fiscal 2015, the second year of the medium-term management plan is to “accelerate key initiatives in accordance with management goals, produce results, and move reforms forward vigorously” and “anticipate changes and be proactive, make a difference with SMFG/SMBC’s on-the-ground capabilities, and create business opportunities.” We implemented the following initiatives in accordance with our basic policy.

[Vision for the next decade and three-year management goals] (Announced in May 2014)

Vision for the next decade

We will become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region.

We will become a truly Asia-centric institution. (Note 1)	We will develop the best-in-class earnings base in Japan.

We will realize true globalization and continue to evolve our business model.

Three-year management goals

(1)	Develop and evolve client-centric business models for main domestic and international businesses

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

(3)	Realize sustainable growth of top-line profit (Note 2) while maintaining soundness and profitability

(4)	Upgrade corporate infrastructure to support next stage of growth

(Note 1)	The reinforcement of business in Asia is our most important strategy and we aim to become a leading financial group in Asia by proactively investing resources into the region.
(Note 2)	Consolidated gross profit.

(1)	Develop and evolve client-centric business models for main domestic and international businesses

In Japan and overseas, we further reinforced our business foundation and enhanced our ability to address our clients’ needs, which are becoming more diverse and sophisticated.

Specifically, for our large corporate clients, Sumitomo Mitsui Banking Corporation (SMBC) offered high-quality services to a greater number of clients by strengthening the collaboration with SMBC Nikko Securities Inc., and accelerating the integration of the business activities of its domestic and international offices for a more seamless operation.

For our medium and small-sized corporate clients, SMBC proactively responded to their financial needs related to business successions, buyouts and restructuring, and provided assessment loans for addressing social issues, including supporting the participation and advancement of women in the workplace, and environmental problems. Furthermore, we accelerated our initiatives to support the economic growth of Japanese through finance. We promoted business in growth areas, such as agriculture, healthcare, energy and infrastructure, led by a cross-organizational “Japan Growth Strategy Cross-Functional Team.” SMBC and The Japan Research Institute Inc. established a cross-industrial consortium to support the commercial development of advanced technologies and new ideas. For business owners, we endeavored to provide new value-added services through “Area Main Office,” the community-based area marketing structure established at SMBC, to meet the wide variety of needs of business owners, both as a corporate manager and an individual, such as wealth management, asset succession and business succession.

For individual clients, we intensified the collaboration between SMBC and SMBC Nikko Securities Inc. to meet their diversifying needs for wealth management. We also strengthened our services and increased our appeal by implementing services for smartphones such as “Password Card” (smartphone app version) and smartphone app for opening bank accounts, and continuously disseminating information, such as campaigns for opening bank accounts, and consultation services, through social networking services. In addition, in November 2015, SMBC Trust Bank Ltd. acquired and integrated the retail banking business of Citibank Japan Ltd., and launched a new brand “PRESTIA” in order to acquire new clients and enhance our capability to offer services. In the consumer finance business, we steadily developed the business on a group basis through initiatives such as further strengthening the collaboration between SMBC and SMBC Consumer Finance Co., Ltd. in the card loan business.

Regarding our business with overseas clients, we are in the process of evolving the business model to achieve sustainable growth by improving asset efficiency through initiatives, including acquisition of the U.S. General Electric Group’s European loan portfolio by Sumitomo Mitsui Banking Corporation Europe Limited. Furthermore, we upgraded our business infrastructure. SMBC established the “Transaction Banking Solutions Department, Asia Pacific Division,” to strengthen our capability to provide transaction-related products and promoted cross-selling with clients in the Asia Pacific region. SMBC also established the “Corporate Solutions Department, Asia” to centralize and strengthen the function for proposing solutions to our clients’ management issues, which were handled by each local office within the region.

For our institutional investors, we established and enhanced a group-wide framework to originate and distribute financial products, such as SMBC issuing “green bonds” to support environment friendly projects with SMBC Nikko Securities Inc. as a joint underwriter.

Regarding information and communication technology (ICT) and transaction banking business, SMBC implemented initiatives to enhance client convenience, including “electronic application system” for a quick and simple way to apply for life insurance, and “electronic contracts” for loan transactions. Further, we, the Company and SMBC, entered into a capital and business alliance with GMO Internet, Inc. etc., and established a joint venture that provides payment services to deliver value-added services to our clients. We also enhanced our framework to pursue FinTech-related innovation by establishing the “IT Innovation Department” within the Company and SMBC to enable the Group to proactively respond to technology revolution and changes in the financial industry’s environment.

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

We steadily made progress in our Multi-Franchise strategy – a strategy for developing a wide range of commercial banking operations in countries with high growth potential. SMBC enhanced its cooperation with PT Bank Tabungan Pensiunan Nasional Tbk and invested in Indonesian automotive finance companies. We also strengthened our presence in Asia by expanding our network of overseas branches, including opening SMBC’s branches in Yangon, Myanmar, and Manila, the Philippines, and purchasing additional shares in ACLEDA Bank Plc. in Cambodia, making the bank its equity-method affiliate.

(3)	Realize sustainable growth of top-line profit while maintaining soundness and profitability

We endeavored to acquire new clients and provide a full range of financial services in order to realize the sustainable growth of our consolidated gross profit. We implemented various initiatives to fully meet the increasingly sophisticated and diverse needs of our clients, including intensifying our efforts to develop and evolve client-centric business models for main domestic and international businesses, as stated above, and strengthening collaborations among Group companies.

We also further strengthen our business base. The Company become a Gold Partner in the “Banking” category for the Tokyo 2020 Olympic and Paralympic Games, and SMBC became the titled sponsor of Singapore Open, one of the oldest golf tournaments in Asia, to promote the “SMBC” brand.

(4)	Upgrade corporate infrastructure to support next stage of growth

We took a number of steps to strengthen corporate governance, including the establishment of “SMFG Corporate Governance Guidelines” to enhance the fairness and transparency of our business and improve our corporate value over the mid to long term. We also invited several persons with strong experience and expertise in a wide variety of fields to serve as outside directors and outside corporate auditors. Through these measures we strove to create a more effective corporate governance structure.

We also endeavored to achieve greater diversity. Spearheaded by the “Diversity and Inclusion Committee,” chaired by SMBC’s President, SMBC continued to take measures to create an enabling environment for the participation and advancement of women in the workplace. It also set fiscal 2015 as the “foundational year for creating an environment where all employees can excel” and started implementing reforms to accommodate its employees’ diversifying work styles.

Furthermore, in order to further strengthen our capability to offer services in our wealth management and asset building business, we established “Our commitment to fiduciary duties (Note 3)” as part of the Group’s policy of “customer orientation.”.

(Note 3)	General name for the variety of roles/responsibilities that a person must bear to carry out the mission to win others’ confidence.

As a result of these initiatives, the Company recorded consolidated ordinary profit and consolidated profit attributable to owners of parent of 985.2 billion yen and 646.6 billion yen, respectively, in fiscal 2015.

  [Summary of Performance]

Sumitomo Mitsui Financial Group

	FY2014	FY2015
Ordinary profit	1,321.1 billion yen	985.2 billion yen
Profit attributable to owners of parent	753.6 billion yen	646.6 billion yen
(Note) Amounts less than one hundred million yen have been rounded down.

Sumitomo Mitsui Banking Corporation (For reference)
	FY2014	FY2015
Ordinary profit	955.9 billion yen	747.8 billion yen
Net income	643.0 billion yen	609.1 billion yen
(Note) Amounts less than one hundred million yen have been rounded down.

Issues to be addressed

Our basic policy for fiscal 2016, the final year of the medium-term management plan, is as follows: “Focus on bottom-line profit by strengthening efforts to improve profitability and efficiency, while maximizing efforts to realize the key initiatives set in the medium-term management plan and grow our top line profit (*4)” and “Run a strict risk-sensitive operation (*5) given the current uncertain business environment, while pursuing new business opportunities by responding to changes in a proactive and innovative manner.” Based on the above, we plan to implement the following initiatives.

(*4) Profit attributable to owners of parent

(*5) Managing operation with enhanced risk sensitivity

(1)	Develop and evolve client-centric business models for main domestic and international businesses

We aim to enhance our capability to address the increasingly diverse and sophisticated needs of our clients by swiftly implementing new business models that are even more client-centric and create a stronger franchise both domestically and internationally.

For large corporate clients, we intend to reinforce our capability to respond and provide solutions to our clients’ global needs by further strengthening the collaboration between SMBC and SMBC Nikko Securities Inc. and accelerating seamless operations between domestic and overseas offices, in order to deliver higher quality services to our clients.

For medium and small-sized corporate clients, we aim to enhance our capability to meet the financial needs of each individual company by further developing talented professionals and reinforcing our on-the-ground capabilities. In addition, we aim to continue to proactively contribute to the growth of the Japanese economy by providing financial services, such as SMBC and SMBC Nikko Securities Inc. providing comprehensive support to clients considering an initial public offering. As for business owners, we intend to strive to provide added value by swiftly addressing both their business and personal needs through one-stop-services.

For individual clients, we intend to strengthen our capability to meet our clients’ diversifying financial needs by further promoting the collaboration between SMBC and SMBC Nikko Securities Inc., delivering personal wealth management solutions from a medium-to-long-term perspective, and providing a wide variety of products and services including foreign currency deposits and wrap accounts (*6). We also aim to enhance our capability to provide services utilizing information and communication technology (ICT) through measures such as improving the usability of our smartphone banking services. In the consumer finance business, we plan to continue strengthening the collaboration between SMBC and SMBC Consumer Finance Co., Ltd, and develop the business on a group-wide basis.

For corporate clients in the overseas markets, we aim to promote cross-selling by enhancing our capability to provide services, such as securities related services by SMBC Nikko Securities Inc. and transaction banking services by SMBC.

For institutional investors, we aim to strengthen the framework for originating and distributing financial products on a group-wide basis in order to respond to their diversified and various financial investment needs.

We intend to continue to position ICT and transaction banking as important business platforms, and offer cutting-edge services to our clients by utilizing both internal and external resources, and strengthening our efforts to pursue FinTech-related innovation on a group-wide basis.

(*6) Comprehensive service of discretionary management through mutual funds taking into account the client’s particular wealth management objective

(2)	Build a platform for realizing Asia-centric operations and capture growth opportunities

Although the global economy has been slowing down, especially in the emerging markets, developing business in Asia will continue to be our highest priority in our medium-to-long-term business strategy, and we intend to steadily build a business platform in the region. We also plan to accelerate our Multi-Franchise strategy as highlighted by our collaboration with PT Bank Tabungan Pensiunan Nasional Tbk of Indonesia to introduce a new branchless retail banking model utilizing ICT. Through these initiatives, we aim to further enhance our presence in Asia.

(3)	Realize sustainable growth of top-line profit while maintaining soundness and profitability

Underpinned by a stable financial base, we aim to achieve sustainable growth in our consolidated gross profit while continuing to focus on maintaining financial soundness. At the same time, taking into account the changing business environment, including the global economic slowdown, we aim to focus on enhancing our risk sensitivity, and strengthening our efforts to improve profitability and efficiency

(4)	Upgrade corporate infrastructure to support the next stage of growth

We intend to further reinforce our management platform to support our business as it develops globally, through initiatives such as strengthening corporate governance, enhancing our risk management system, preparing for changes in domestic and international laws and regulations, and promoting diversity and inclusion.

We aim to respond to shareholders’ expectations through showing steady results regarding the initiatives described above. We look forward to the continued understanding and support of our shareholders in these endeavors.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.	Changes in Financial Position and Results of Operations (Consolidated Basis)

			Unit: billions of yen
	FY2012 (Fiscal year ended March 31, 2013)	FY2013 (Fiscal year ended March 31, 2014)	FY2014 (Fiscal year ended March 31, 2015)	FY 2015 (Fiscal year ended March 31, 2016)
Ordinary income	4,326.4	4,641.8	4,851.2	4,772.1
Ordinary profit	1,073.7	1,432.3	1,321.1	985.2
Profit attributable to owners of parent	794.0	835.3	753.6	646.6
Comprehensive income	1,458.1	1,303.2	2,063.5	178.3
Net assets	8,443.2	9,005.0	10,696.2	10,447.6
Total assets	148,696.8	161,534.3	183,442.5	186,585.8

(Notes)	1.	Amounts less than one hundred million yen have been rounded down.
	2.

In accordance with the provision set forth in Paragraph 39 of the “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on September 13, 2013) and other relevant provisions, the presentation of “Net income” is changed to “Profit attributable to owners of parent” from the fiscal year ended March 31, 2016. Figures on or before the fiscal year ended March 31, 2015 in the consolidated financial statements reflect these changes.

	3.	The Company has 341 consolidated subsidiaries and 59 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2016.

b.	Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

			Unit: billions of yen
	FY2012 (Fiscal year ended March 31, 2013)	FY2013 (Fiscal year ended March 31, 2014)	FY2014 (Fiscal year ended March 31, 2015)	FY2015 (Fiscal year ended March 31, 2016)
Operating income	179.5	220.3	527.3	577.8
Dividends received	165.4	206.8	504.0	543.1
Dividends received from banking subsidiaries	152.1	190.3	485.4	522.6
Dividends received from other subsidiaries	11.2	13.5	15.8	18.2
Net income	(millions of yen) 147,981	(millions of yen) 189,018	(millions of yen) 485,970	(millions of yen) 527,288
Earnings per share	(yen) 104.93	(yen) 134.04	(yen) 344.64	(yen) 373.95
Total assets	6,266.8	6,279.7	6,843.9	8,187.5
Investments in banking subsidiaries	5,175.4	5,175.4	5,175.4	5,165.9
Investments in other subsidiaries	927.4	927.4	927.4	936.8
(Note) Amounts less than one hundred million yen have been rounded down.

(3)	Employees of the Group

	March 31, 2016
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business

Number of employees	38,047	2,704	11,056	11,443	10,402

	March 31, 2015
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business

Number of employees	34,611	2,573	10,786	10,659	10,110

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (19,887 persons as of March 31, 2016; 20,164 persons as of March 31, 2015).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

(4)	Principal Offices of the Group

a.	Commercial Banking

Sumitomo Mitsui Banking Corporation:

Domestic:	Head Office, Tokyo Main Office, Osaka Head Office, Kobe Main Office, and 971 other branches and sub-branches (982 as of March 31, 2015)
Overseas:	New York Branch and 33 other branches and sub-branches (32 as of March 31, 2015)

SMBC Trust Bank Ltd.:

Head Office and 35 other branches (3 as of March 31, 2015)

THE MINATO BANK, LTD.:

Head Office and 106 other branches (107 as of March 31, 2015)

Kansai Urban Banking Corporation:

Head Office and 155 other branches (157 as of March 31, 2015)

b.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

c.	Securities

SMBC Nikko Securities Inc.:

Head Office, etc.

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

d.	Consumer Finance

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

SMBC Consumer Finance Co., Ltd.:

Head Office, etc.

e.	Other Business

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen
Reportable segment	Amount
Commercial Banking	190,019
Leasing	5,507
Securities	33,018
Consumer Finance	37,794
Other Business	20,116
Total	286,455

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	Amounts above indicate the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen
Reportable segment	Company name	Description	Amount
Commercial Banking	Sumitomo Mitsui Banking Corporation	Capital investment in branches	93,129
		Software	65,891
Leasing	There are no important matters to be stated.		-
Securities	There are no important matters to be stated.		-
Consumer Finance	There are no important matters to be stated.		-
Other Business	There are no important matters to be stated.		-

        (Note)    Amounts less than one million yen have been rounded down.

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
SMBC Trust Bank Ltd.	Minato-ku, Tokyo	Commercial banking and trust services	February 25, 1986	27,550	100.00 (100.00)	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Chiyoda-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00 (100.00)	-
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Commercial banking	September 6, 1949	27,484	46.43 (46.43)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Commercial banking	July 1, 1922	47,039	60.15 (60.15)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	360,384 [USD 3,200 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	173,700 [RMB 10,000 million]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives	December 4, 1986	0 [USD 100]	100.00 (100.00)	-
PT Bank Tabungan Pensiunan Nasional Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	992 [IDR 116.8 billion]	40.45 (40.45)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
	4.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.38% of the percentage of the Company’s voting rights attached to shares that SMBC contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and SMBC have formed a business alliance with NTT DOCOMO, Inc. mainly for the joint promotion of a credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	428,209	-

(Note)	Amounts less than one million yen have been rounded down for the balance of borrowings, and amounts less than one hundred shares have been rounded down for the number of shares held.

(8)	Material Matters regarding Business Transfer, etc.

Not applicable.

2.    Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2016)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board	Director of Kao Corporation Director of KOMATSU LTD. Director of CHUGAI PHARMACEUTICAL CO., LTD. Director of The Bank of East Asia, Limited Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Koichi Miyata	President (Representative Director)	Director of Sumitomo Mitsui Banking Corporation Director of SONY CORPORATION	-
Takeshi Kunibe	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Director of NEC Corporation	-
Yujiro Ito	Director (Representative Director) Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director)	-
Kozo Ogino	Director Responsible for Audit Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Toshiyuki Teramoto	Director Responsible for Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Jun Ohta	Director Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. Subsidiaries & Affiliates Dept. and IT Innovation Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Katsunori Tanizaki	Director Responsible for IT Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-

Name	Position and responsibility	Significant concurrent positions	Other
Yoshinori Yokoyama	Director (outside)	-	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Arthur M. Mitchell	Director (outside)	Attorney at Law, admitted in New York Registered Foreign Attorney in Japan	-
Masaharu Kohno	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Eriko Sakurai	Director (outside)	Chairman and CEO of Dow Corning Toray, Co., Ltd. Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Koichi Minami	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Kazuhiko Nakao	Standing Corporate Auditor	-	-
Toru Mikami	Standing Corporate Auditor	-	-
Ikuo Uno	Corporate Auditor (outside)	Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Satoshi Itoh	Corporate Auditor (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	He has considerable expertise in finance and accounting.
Rokuro Tsuruta	Corporate Auditor (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-

(Notes)	1.	Messrs. Yoshinori Yokoyama, Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Ms. Eriko Sakurai are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
	2.	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.
	3.

The Company has designated Directors Messrs. Yoshinori Yokoyama, Kuniaki Nomura, Arthur M. Mitchell, Masaharu Kohno and Ms. Eriko Sakurai and Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta as Independent Directors/Auditors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	4.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2016:

Director	Takeshi Kunibe	Chairman of Japanese Bankers Association
Director	Toshiyuki Teramoto	No longer responsible for Corporate Risk Management Dept.
Director	Jun Ohta	Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept., Subsidiaries & Affiliates Dept., IT Innovation Dept. and Transaction Business Planning Dept.
Director	Katsunori Tanizaki	Responsible for IT Planning Dept. and Data Management Dept.

5.

The Company appointed one Substitute Corporate Auditor to serve as a substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor	Daiken Tsunoda

Directors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Ken Kubo	Director (Representative Director) Responsible for Consumer Business Planning Dept. and Consumer Finance & Transaction Business Dept.	Director of Sumitomo Mitsui Banking Corporation(Representative Director) Representative director and president of SMFG Card & Credit, Inc.	He resigned on April 1, 2015.
Masahiro Fuchizaki	Director Responsible for IT Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	He resigned on April 1, 2015.
Nobuaki Kurumatani	Director Responsible for Public Relations Dept., Corporate Planning Dept. and Financial Accounting Dept.	Director of Sumitomo Mitsui Banking Corporation	He resigned on April 1, 2015.
Atsuhiko Inoue	Director Responsible for Audit Dept.	Director of Sumitomo Mitsui Banking Corporation	He resigned on April 1, 2015.

(Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	14	429
Corporate Auditors	7	166
Total	21	596

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.	In relation to “Compensation, etc.” for Directors, Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

Maximum amount of compensation for Directors were determined by the resolution at the General Meeting of Shareholders held on June 26, 2015, to be 550 million yen per year (of which 100 million yen for Outside Directors) and maximum amount of compensation for Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 180 million yen per year. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 66 million yen related to the payment of Directors’ bonuses.
5.

The above-written amounts include expenses of 55 million yen (29 million yen for Directors and 26 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

	6.	The above-written amounts include “Compensation, etc. for the Outside Directors and Outside Corporate Auditors” as mentioned below.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Yoshinori Yokoyama

In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.

Kuniaki Nomura
Arthur M. Mitchell
Masaharu Kohno
Eriko Sakurai
Ikuo Uno
Satoshi Itoh
Rokuro Tsuruta

3.    Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Kuniaki Nomura	Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Masaharu Kohno	Director of DOUTOR • NICHIRES Holdings Co., Ltd. (outside)
Eriko Sakurai

Chairman and CEO of Dow Corning Toray, Ltd.

Regional President-Japan/ Korea of Dow Corning Corporation

President and Representative Director of Dow Corning Holding Japan Co., Ltd.

Chairman and Representative Director of Dow Corning Korea Ltd.

Director of Sony Corporation (outside)

Ikuo Uno

Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY

Director of TOYOTA MOTOR CORPORATION (outside)

Director of FUJI KYUKO CO., LTD (outside)

Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

Corporate Auditor of Tohoku Electric Power Company, Incorporated (outside)

Satoshi Itoh	Corporate Auditor of NISSHIN SEIFUN GROUP INC. (outside) Corporate Auditor of NEC Corporation (outside)
Rokuro Tsuruta	Director of KYB Corporation (outside) Director of TPR CO., LTD. (outside) Corporate Auditor of J.FRONT RETAILING Co., Ltd. (outside)

(Note)	There is no other relationship to be disclosed between the Company and the companies or entities in which the Outside Directors and Outside Corporate Auditors of the Company concurrently serve.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Yoshinori Yokoyama	9 years and 9 months	Attended all 12 meetings of the Board of Directors held in the 2015 fiscal year.	He mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	6 years and 9 months	Attended 11 out of 12 meetings of the Board of Directors held in the 2015 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Arthur M. Mitchell	9 months	Attended all 10 meetings of the Board of Directors held after his appointment as Director.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Masaharu Kohno	9 months	Attended all 10 meetings of the Board of Directors held after his appointment as Director.	He mainly provides suggestions and comments based on his considerable experience as a diplomat and high level of insight.
Eriko Sakurai	9 months	Attended all 10 meetings of the Board of Directors held after her appointment as Director.	She mainly provides suggestions and comments based on her considerable experience as a chief executive and high level of insight.
Ikuo Uno	10 years and 9 months	Attended 10 out of 12 meetings of the Board of Directors and 5 out of 7 meetings of the Board of Corporate Auditors held in the 2015 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	6 years and 9 months	Attended all 12 meetings of the Board of Directors and all 7 meetings of the Board of Corporate Auditors held in the 2015 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a Certified Public Accountant and high level of insight.
Rokuro Tsuruta	3 years and 9 months	Attended all 12 meetings of the Board of Directors and all 7 meetings of the Board of Corporate Auditors held in the 2015 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a public prosecutor and an attorney at law, and high level of insight.

   (Note)    Periods of service of the Directors and Corporate Auditors above of less than one month have been rounded down.

(3)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	9	97	10

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.

No expenses have been incurred in connection with the payment of bonuses and the allotment of stock compensation-type stock options (stock acquisition rights) for Outside Directors and Outside Corporate Auditors.

	3.	Compensation, etc. paid by parent company, etc., of the Company include the compensations and other payments from the Company’s subsidiary, SMBC.

4.    Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,055,625

(2)	Number of Shareholders as of March 31, 2015

(Number of shareholders)
Common stock	328,864

(3)	Major Shareholders

Common Stock
Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	710,636	5.03
The Master Trust Bank of Japan, Ltd. (Trust Account)	511,716	3.62
Sumitomo Mitsui Banking Corporation	428,209	3.03
STATE STREET BANK AND TRUST COMPANY 505223	357,646	2.53
Japan Trustee Services Bank, Ltd. (Trust Account 9)	279,171	1.97
THE BANK OF NEW YORK MELLON SA/NV 10	275,183	1.95
NATSCUMCO	245,932	1.74
STATE STREET BANK AND TRUST COMPANY 505001	194,260	1.37
STATE STREET BANK WEST CLIENT - TREATY 505234	183,411	1.30
STATE STREET BANK AND TRUST COMPANY	175,189	1.24

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been rounded down and the percentage of shares held has been rounded down to the nearest second decimal place.

5.    Matters regarding Stock Acquisition Rights, etc. of the Company

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043
Fifth series stock acquisition rights	August 15, 2014	1,219	Common stock 121,900 shares	366,100 yen	1 yen	August 15, 2014 to August 14, 2044
Sixth series stock acquisition rights	August 18, 2015	1,324	Common stock 132,400 shares	490,400 yen	1 yen	August 18, 2015 to August 17, 2045

(1)	Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights	41	Common stock 4,100 shares	3	41	-	-
Second series stock acquisition rights	108	Common stock 10,800 shares	4	108	-	-
Third series stock acquisition rights	103	Common stock 10,300 shares	4	103	-	-
Fourth series stock acquisition rights	67	Common stock 6,700 shares	6	62	1	5
Fifth series stock acquisition rights	135	Common stock 13,500 shares	6	69	2	66
Sixth series stock acquisition rights	114	Common stock 11,400 shares	8	60	3	54

(2)	Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
Sixth series stock acquisition rights	1,210	Common stock 121,000 shares	4	18	68	1,192

(Note)

Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported, which includes Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.    Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Tsutomu Takahashi Designated Limited Liability Partner Yutaka Terasawa Designated Limited Liability Partner Tomomi Mase Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 1,841 million yen

The Board of Corporate Auditors confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Board of Corporate Auditors gave approval set forth in Article 399, Paragraph 1 of the Companies Act for the compensation, etc. of the Accounting Auditor.

Of the above, compensation, etc. as Accounting Auditor: 241 million yen

(Notes)	1.	Amounts less than one million yen have been rounded down.
	2.

The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

	3.	Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 3,696 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

The Board of Corporate Auditors discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Board of Corporate Auditors discusses whether to forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 344 of the Companies Act.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.    System to Ensure Appropriate Conduct of Operations

(1)	The Outline of the contents of resolution to create the System to Ensure Appropriate Conduct of Operations

The Board of Directors resolved to adopt systems to ensure appropriate conduct of operations of the Company and the Group as follows:

Article 1.	(System for the storage and management of information related to the execution of duties by Directors)

The Company shall appropriately store and manage information related to the execution of duties by the Directors in accordance with “Policies for Controlling Information” and “Rules for Managing Documents.”

Article 2.	(Policies concerning the management of risk of loss of the Group)

1.

The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2.

The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee, a body consisting of executive officers appointed by the President, and approved by the Board of Directors.

3.

The Management Committee, and the executive officer and department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

Article 3.	(System for ensuring the efficient execution of duties by Directors)

1.

The Company shall formulate business plans to ensure the efficient execution of duties by the Directors, and the Directors shall execute business operations and earnings management in accordance with the plans.

2.

Each Director shall appropriately allocate duties and delegate authority to executive officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

Article 4.	(System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation)

1.

The Company shall develop “Business Ethics,” a common CSR philosophy of the Group, and “Compliance Manual” to ensure that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2.

The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs, for the effective functioning of the Group’s compliance system, which shall be approved by the Board of Directors.

3.

The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4.

The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Company and its executive officers and employees at an early stage and ensure the appropriateness of its operations.

5.

The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Company has nothing whatsoever to do with antisocial forces,” “the Company rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Company deals with antisocial forces systemically, in association with outside experts.”

6.	The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7.

The Company shall formulate “Rules for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the rules.

8.

The department in charge of internal audits, which is independent from other departments, shall conduct internal audits of the matters in the preceding paragraphs and report the results to the Board of Directors, the Management Committee and other relevant bodies.

Article 5.	(System for ensuring the appropriateness of business operations of the Group)

1.

The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.

2.

The Company shall formulate policies for managing Group companies and a compliance manual for Group companies to maintain the Group’s integrated compliance system and ensure the appropriateness of system management in accordance with these policies and manual.

3.

The Company shall formulate rules on managing transactions among the Group companies to ensure the fairness and appropriateness of transactions. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and the Board of Directors.

4.

The Company shall formulate rules and regulations on basic matters on managing Group companies, as well as include them in the policies for managing Group companies, to determine the status of the execution of the duties of the Group’s Directors and ensure that they execute their duties efficiently. The Company shall operate and manage the Group companies in accordance with these policies, rules and regulations.

Article 6.	(System for employees to assist Corporate Auditors, including ensuring their independence from Directors and the effectiveness of instructions given to them)

1.	The Company shall establish Office of Corporate Auditors to assist the Corporate Auditors to execute their duties.

2.	The approval by Corporate Auditors shall be required for matters regarding the employees of the Office, including performance review and transfers, to ensure their independence from the Directors.

3.	The Office’s employees shall solely assist the Corporate Auditors in performing their duties according to their instructions.

Article 7.

(System for executive officers and employees of the Group to report to the Board of Corporate Auditors or Corporate Auditors, and System to ensure that they shall not be treated unfairly for their actions)

1.

Executive officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Company’s Corporate Auditor. Further, in the case when a Corporate Auditor requests an explanation about a discovery, the whistleblower shall promptly respond to the Corporate Auditor’s request.

2.

The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to a Corporate Auditor. The Company’s department in charge of compliance shall periodically report to the Corporate Auditors on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Corporate Auditors based on its impact on business, or when requested to do so by the Corporate Auditors.

3.	The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers.

Article 8.	(System for ensuring effective auditing by Corporate Auditors)

1.

The department in charge of internal audits shall closely cooperate with the Corporate Auditors and make every effort to enable the Corporate Auditors to effectively conduct audits when requested by the Corporate Auditors.

2.

The Representative Director shall endeavor to improve the efficiency of the audit function carried out by the Corporate Auditors by ensuring opportunities for the regular exchange of opinions with Corporate Auditors and through other measures.

Article 9.	(Bearing expenses for the execution of duties by Corporate Auditors)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for the Corporate Auditors to execute their duties based on their budget request. If an additional budget is requested by the Corporate Auditors due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for executing their duties.

(2)	The Outline of Operational Status of the System to Ensure Appropriate Conduct of Operations

The following is the outline of operational status of the system to ensure appropriate conduct of operations of the Company for the current fiscal year.

The system to ensure appropriate conduct of operations	The outline of operational status
System for the storage and management of information related to the execution of duties by Directors (Article1.)

•    The Company appropriately stored and managed information related to the execution of duties by the Directors, including minutes of the Board of Directors held 12 times, in accordance with “Policies for Controlling Information” and “Rules for Managing Documents.”

Policies concerning the management of risk of loss of the Group (Article2.)

•    The Company has established “Policies on Comprehensive Risk Management,” and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the “Policy for Risk Committee of the Board of Directors,” the “Risk Committee” held two meetings, where risks likely to occur within one year that are considered to have particularly material impact on the Company’s management were deliberated and the risk appetite framework (*) was considered. The results were reported to the Board of Directors Twice.

The system to ensure appropriate conduct of operations	The outline of operational status
System for ensuring the efficient execution of duties by Directors (Article3.)

•     Based on the business plans formulated and resolved by the Board of Directors, executive officers and employees to whom authority was delegated, executed business operations, and reported on the status to the Board of Directors four times.

System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation (Article4.)

•     The Company formulated a compliance program as a practical implementation plan. Based on the program, the Company made efforts to enhance the group compliance system and the system for countermeasures against money laundering and financing of terrorism. The results were reported to Compliance Committee including outside experts and to the Board of Directors three times.

•     In accordance with the rules including “Regulations on Assessment of Internal Control Over Financial Reporting,” the Company assessed its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting, and reported to the Board of Directors.

•     Internal auditing was conducted on departments of the Company as well as the Group companies to verify the appropriateness and effectiveness of the internal management system in accordance with the “Internal Audit Charter” and the annual audit plan resolved by the Board of Directors. In accordance with the “Policy for Audit Committee of the Board of Directors,” the audit results were deliberated by the “Audit Committee” and then reported to the Board of Directors four times.

System for ensuring the appropriateness of business operations of the Group (Article5.)

•     The Management Committee deliberated on important business execution matters for the whole Group before they were executed in accordance with the basic policies adopted by the Board of Directors.

•     The Company has formulated rules on managing transactions among the Group companies, and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and the Board of Directors. However, there is no transaction applicable for the current fiscal year.

System for employees to assist Corporate Auditors, including ensuring their independence from Directors and the effectiveness of instructions given to them (Article6.)

•     The Company has established Office of Corporate Auditors to assist the Corporate Auditors to execute their duties. The employees of the Office solely assist the Corporate Auditors in performing their duties according to their instructions. Also, the approval by Corporate Auditors is required for matters regarding the employees of the Office, including performance review and transfers, to ensure their independence from the Directors.

The system to ensure appropriate conduct of operations	The outline of operational status

System for executive officers and employees of the Group to report to the Board of Corporate Auditors or Corporate Auditors, and System to ensure that they shall not be treated unfairly for their actions (Article7.)

•     The department in charge of compliance made monthly reports to the Corporate Auditors on the status of reception and handling of whistleblowing allegations.

•     The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group’s whistleblowing guideline, and established the system that whistleblowers shall not be treated unfairly because of the use of the whistleblowing system.

System for ensuring effective auditing by Corporate Auditors (Article8.)

•     The department in charge of internal audits closely cooperated with the Corporate Auditors and the Accounting Auditor in order to effectively conduct audits, by exchanging information on a regular basis including the results of internal audit.

•     The Representative Directors exchanged opinions with the Corporate Auditors four times, and endeavored to improve the efficiency of the audit function carried out by the Corporate Auditors.

Bearing expenses for the execution of duties by Corporate Auditors (Article9.)	• In accordance with the “Basic Policy on Internal Control System,” the Company set aside necessary expenses for the Corporate Auditors to execute their duties including on-site audit.

(*)

A management framework that clarifies the types and amount of risk the Company is willing to assume for growing earnings (risk appetite) and appropriately incorporates the risk appetite in business operations.

8.    Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)
Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	5,165,996	8,187,559

(Note)	Amounts less than one million yen have been rounded down.

Consolidated Balance Sheet

(At March 31, 2016)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	42,789,236	Deposits	110,668,828
Call loans and bills bought	1,291,365	Negotiable certificates of deposit	14,250,434
Receivables under resale agreements	494,949	Call money and bills sold	1,220,455
Receivables under securities borrowing transactions	7,972,918	Payables under repurchase agreements	1,761,822
Monetary claims bought	4,350,012	Payables under securities lending transactions	5,309,003
Trading assets	8,063,281	Commercial paper	3,017,404
Money held in trust	5,163	Trading liabilities	6,112,667
Securities	25,264,445	Borrowed money	8,571,227
Loans and bills discounted	75,066,080	Foreign exchanges	1,083,450
Foreign exchanges	1,577,167	Short-term bonds	1,271,300
Lease receivables and investment assets	1,987,034	Bonds	7,006,357
Other assets	6,702,774	Due to trust account	944,542
Tangible fixed assets	2,919,424	Other liabilities	6,632,027
Assets for rent	1,884,778	Reserve for employee bonuses	68,476
Buildings	386,222	Reserve for executive bonuses	2,446
Land	489,144	Net defined benefit liability	48,570
Lease assets	7,558	Reserve for executive retirement benefits	2,202
Construction in progress	27,188	Reserve for point service program	19,706
Other tangible fixed assets	124,531	Reserve for reimbursement of deposits	16,979
Intangible fixed assets	878,265	Reserve for losses on interest repayment	228,741
Software	408,272	Reserves under the special laws	1,498
Goodwill	339,185	Deferred tax liabilities	348,190
Lease assets	268	Deferred tax liabilities for land revaluation	32,203
Other intangible fixed assets	130,538	Acceptances and guarantees	7,519,635
Net defined benefit asset	203,274	Total liabilities	176,138,173
Deferred tax assets	125,832	(Net assets)
Customers’ liabilities for acceptances and guarantees	7,519,635	Capital stock	2,337,895
Reserve for possible loan losses	(625,019)	Capital surplus	757,306
		Retained earnings	4,534,472
		Treasury stock	(175,381)
		Total stockholders’ equity	7,454,294
		Net unrealized gains (losses) on other securities	1,347,689
		Net deferred gains (losses) on hedges	55,130
		Land revaluation excess	39,416
		Foreign currency translation adjustments	87,042
		Remeasurements of defined benefit plans	(69,811)
		Total accumulated other comprehensive income	1,459,467
		Stock acquisition rights	2,884
		Non-controlling interests	1,531,022
		Total net assets	10,447,669
Total assets	186,585,842	Total liabilities and net assets	186,585,842

Consolidated Statement of Income

(April 1, 2015 to March 31, 2016)

Unit: millions of yen

Account	Amount
Ordinary income		4,772,100
Interest income	1,868,313
Interest on loans and discounts	1,326,402
Interest and dividends on securities	303,132
Interest on call loans and bills bought	20,457
Interest on receivables under resale agreements	10,100
Interest on receivables under securities borrowing transactions	10,747
Interest on deposits with banks	37,537
Interest on lease transactions	59,366
Other interest income	100,567
Trust fees	3,681
Fees and commissions	1,134,463
Trading income	225,481
Other operating income	1,342,665
Lease-related income	197,699
Installment-related income	743,815
Other	401,150
Other income	197,494
Recoveries of written-off claims	19,735
Other	177,759
Ordinary expenses		3,786,815
Interest expenses	445,385
Interest on deposits	140,633
Interest on negotiable certificates of deposit	49,319
Interest on call money and bills sold	5,360
Interest on payables under repurchase agreements	8,077
Interest on payables under securities lending transactions	6,726
Interest on commercial paper	10,415
Interest on borrowed money	39,825
Interest on short-term bonds	1,400
Interest on bonds	129,295
Other interest expenses	54,331
Fees and commissions payments	130,625
Other operating expenses	1,094,630
Lease-related expenses	91,017
Installment-related expenses	698,904
Other	304,708
General and administrative expenses	1,724,836
Other expenses	391,338
Provision for reserve for possible loan losses	34,842
Other	356,495
Ordinary profit		985,284
Extraordinary gains		3,911
Gains on disposal of fixed assets	3,714
Gains on negative goodwill	138
Reversal of reserve for eventual future operating losses from financial instruments transactions	0
Other extraordinary gains	58
Extraordinary losses		9,026
Losses on disposal of fixed assets	4,289
Losses on impairment of fixed assets	4,362
Provision for reserve for eventual future operating losses from financial instruments transactions	374
Income before income taxes		980,170
Income taxes-current	244,223
Income taxes-deferred	(19,175)
Income taxes		225,047
Profit		755,123
Profit attributable to non-controlling interests		108,435
Profit attributable to owners of parent		646,687

Consolidated Statement of Changes in Net Assets

(April 1, 2015 to March 31, 2016)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at April 1, 2015	2,337,895	757,329	4,098,425	(175,261)	7,018,389
Changes in the year
Cash dividends			(211,921)		(211,921)
Profit attributable to owners of parent			646,687		646,687
Purchase of treasury stock				(191)	(191)
Disposal of treasury stock		(17)		71	54
Changes in shareholders’ interest due to transaction with non-controlling interests		(5)			(5)
Increase due to increase in subsidiaries			50		50
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(16)		(16)
Decrease due to decrease in subsidiaries			(51)		(51)
Reversal of land revaluation excess			1,295		1,295
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	(23)	436,047	(119)	435,904
Balance at March 31, 2016	2,337,895	757,306	4,534,472	(175,381)	7,454,294

	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasure- ments of defined benefit plans	Total accumulated other comprehen- sive income	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at April 1, 2015	1,791,049	(30,180)	39,014	156,309	47,667	2,003,859	2,284	1,671,738	10,696,271
Changes in the year
Cash dividends									(211,921)
Profit attributable to owners of parent									646,687
Purchase of treasury stock									(191)
Disposal of treasury stock									54
Changes in shareholders’ interest due to transaction with non-controlling interests									(5)
Increase due to increase in subsidiaries									50
Increase due to decrease in subsidiaries									3
Decrease due to increase in subsidiaries									(16)
Decrease due to decrease in subsidiaries									(51)
Reversal of land revaluation excess									1,295
Net changes in items other than stockholders’ equity in the year	(443,359)	85,310	401	(69,266)	(117,478)	(544,392)	600	(140,715)	(684,507)
Net changes in the year	(443,359)	85,310	401	(69,266)	(117,478)	(544,392)	600	(140,715)	(248,602)
Balance at March 31, 2016	1,347,689	55,130	39,416	87,042	(69,811)	1,459,467	2,884	1,531,022	10,447,669

Non-Consolidated Balance Sheet

(At March 31, 2016)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	625,144	Current liabilities	1,241,369
Cash and due from banks	502,449	Short-term borrowings	1,228,030
Prepaid expenses	139	Accounts payable	839
Accrued income	8,940	Accrued expenses	11,268
Accrued income tax refunds	110,953	Income taxes payable	31
Other current assets	2,661	Business office taxes payable	8
		Reserve for employee bonuses	203
		Reserve for executive bonuses	88
		Other current liabilities	898
Fixed assets	7,562,414	Fixed liabilities	1,673,265
Tangible fixed assets	43	Bonds	1,624,265
Buildings	41	Long-term borrowings	49,000
Equipment	1	Total liabilities	2,914,634
Intangible fixed assets	318	(Net assets)
Software	318	Stockholders’ equity	5,270,289
Investments and other assets	7,562,053	Capital stock	2,337,895
Investments in subsidiaries and affiliates	6,155,487	Capital surplus	1,583,706
Long-term loans receivable from subsidiaries and affiliates	1,406,565	Capital reserve	1,559,374
Other	0	Other capital surplus	24,332
		Retained earnings	1,361,520
		Other retained earnings	1,361,520
		Voluntary reserve	30,420
		Retained earnings brought forward	1,331,100
		Treasury stock	(12,833)
		Stock acquisition rights	2,635
		Total net assets	5,272,925
Total assets	8,187,559	Total liabilities and net assets	8,187,559

Non-Consolidated Statement of Income

(April 1, 2015 to March 31, 2016)

Unit: millions of yen

Account	Amount
Operating income		577,845
Dividends on investments in subsidiaries and affiliates	543,143
Fees and commissions received from subsidiaries and affiliates	16,621
Interest on loans receivable from subsidiaries and affiliates	18,080
Operating expenses		39,349
General and administrative expenses	9,742
Interest on bonds	29,259
Interest on long-term borrowings	347
Operating profit		538,496
Non-operating income		492
Interest income on deposits	267
Fees and commissions income	2
Other non-operating income	222
Non-operating expenses		11,696
Interest on short-term borrowings	5,787
Amortization of bond issuance cost	5,906
Other non-operating expenses	1
Ordinary profit		527,292
Income before income taxes		527,292
Income taxes-current	3
Total income taxes		3
Net income		527,288

Non-Consolidated Statement of Changes in Net Assets

(April 1, 2015 to March 31, 2016)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2015	2,337,895	1,559,374	24,349	1,583,723
Changes in the year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(17)	(17)
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	-	(17)	(17)
Balance at March 31, 2016	2,337,895	1,559,374	24,332	1,583,706

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward
Balance at April 1, 2015	30,420	1,022,371	1,052,791	(12,713)	4,961,697	2,085	4,963,782
Changes in the year
Cash dividends		(218,558)	(218,558)		(218,558)		(218,558)
Net income		527,288	527,288		527,288		527,288
Purchase of treasury stock				(191)	(191)		(191)
Disposal of treasury stock				71	54		54
Net changes in items other than stockholders’ equity in the year						549	549
Net changes in the year	-	308,729	308,729	(119)	308,592	549	309,142
Balance at March 31, 2016	30,420	1,331,100	1,361,520	(12,833)	5,270,289	2,635	5,272,925

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 9, 2016

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yutaka Terasawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomomi Mase (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2016 and for the year from April 1, 2015 to March 31, 2016 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 9, 2016

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Yutaka Terasawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Tomomi Mase (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2016 and for the year from April 1, 2015 to March 31, 2016 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of execution of duties by Directors of the Company for the 14th fiscal year from April 1, 2015 to March 31, 2016, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.	Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof
(1)

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the execution of their duties, and sought explanations as necessary.

(2)

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. In addition, the Corporate Auditors conducted audits based on the following methods.

1)

The Corporate Auditors attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. As for the subsidiaries of the Company, the Corporate Auditors have shared information with the Directors and the Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

2)

The Corporate Auditors received reports from the Directors and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding the development of systems necessary to ensure that the execution of duties by the Directors complies with the laws and regulations and with the Company’s Articles of Incorporation and other systems prescribed by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as systems necessary to ensure the properness of business operations by the corporate group consisting of the Company and its subsidiaries, and sought their explanations as necessary. Moreover, the Corporate Auditors received reports on the status of establishment and operations of such systems that have been developed in compliance with such resolutions (internal control systems) from the Directors and other relevant personnel and also sought their explanations as necessary. In regard to the Company’s internal control over financial reporting, the Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary.

3)

The Corporate Auditors monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. The Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the foregoing method, the Corporate Auditors reviewed the business report and the supplementary schedules, the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.
1)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

2)

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

3)

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the content of the Business Report and the execution of duties by the Directors regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements
In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.
(3)	Results of Audit of the Financial statements and Supplementary Schedules
In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

   May 10, 2016

The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Koichi Minami (Seal)
Standing Corporate Auditor (Full-Time)	Kazuhiko Nakao (Seal)
Standing Corporate Auditor (Full-Time)	Toru Mikami (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Itoh (Seal)
Corporate Auditor	Rokuro Tsuruta (Seal)

(Note)	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.